Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a transcript of TD Banknorth Inc.’s presentation at the RBC Capital Markets Financial Institutions Conference on September 21, 2005.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Thomson StreetEvents
Conference Call Transcript
BNK — TD Banknorth Inc. at RBC Capital Markets Financial Institutions Conference
Event Date/Time: Sep. 21. 2005 / 11:30AM ET Event Duration: N/A

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Final Transcript

Sep. 21. 2005 / 11:30AM, BNK — TD Banknorth Inc. at RBC Capital Markets Financial Institutions Conference
CORPORATE PARTICIPANTS
James Ackor
RBC Capital Markets — Moderator
Steve Boyle
TD Banknorth Inc. — EVP and CFO
PRESENTATION
James Ackor — RBC Capital Markets — Moderator
Okay. We are set to start with what will be our final presentation of the day and for the conference. Initially, it was supposed to be second to last presentation spot, but we had a few cancellations, so we ended up having to take one of those slots back. But at any rate, presenting in the final slot here this afternoon is TD Banknorth Inc. — no comma, no group. Presenting on behalf of the company is the chief financial officer, Steve Boyle.
And I’ll turn it over to Steve.
Steve Boyle — TD Banknorth Inc. — EVP and CFO
Thank you, Jim. Thanks for having us here. I realize I’m the (inaudible-brief audio gap) and a great afternoon on a beautiful day, so I’ll make sure I stay within my time. I’m just going to spend probably 10 minutes, give you a brief overview of the company and then spend another 10 minutes on our Hudson United acquisition that’s pending right now and try to leave 10 minutes for questions, so we’ll have plenty of time.
The normal disclaimers — you can read it in your package. Who is TD Banknorth? Banknorth grew up out of the Peoples Heritage franchise in Maine. We’ve grown very rapidly through acquisitions. This March, we — 55% interest in us was acquired by TD. We’re currently about $32 billion in footings. That’s going to grow to about $42 billion when we acquire Hudson United. And really, just a very fast growing community bank in New England that’s becoming a Northeastern franchise.
If you look at our map, today we’ve got really a dominant market share in northern New England. So, if you look at Maine, New Hampshire, Vermont combined, we’re number one market share, growing very quickly in Connecticut and Massachusetts. After Hudson United, will be between four and six in market share in those areas. And then, as we’ll see drive dropping down into the metro New York area. We do basic community banking, but we also have brokerage function and the largest insurance agency in New England.
We’ve always operated on a community banking model. That’s a term that I think is used very differently by a lot of different people. So, what does it mean to us? We have a local president in each state. We try to make the decisions in each of our businesses as locally as possible. We try to empower our employees to feel like they own the relationship and they have the ability to make key decisions. And we also emphasize our customer service, really, is our key differentiator with the competition.
We’ve had a very strong and very consistent record of earnings and growth. We have very strong ratios on a cash basis, which is how we look at ourselves now. We have a 29% cash return on equity, 51% cash efficiency ratio. Very strong core loan growth, year in, year out. Always around 10% organic, nonresidential loan growth. Deposit growth is very consistent. We grow our core deposits, particularly our demand deposits faster than our overall deposit base. We shoot for 5-6% deposit growth on organic basis and 10 plus percent growth on the demand deposits.
Our fee income is characterized, really, by low-risk businesses. Four or five years ago, mortgage banking, I think, was the single biggest category of fee income for us. Now it’s in other income it’s so insignificant. So, in fee income, we’re going not just for growth, but also predictability and low risk. And our asset quality, as you’ll see later, has really been exemplary over the last several years and you’ll see some of those numbers.
Here you can see the loan growth on a reported basis, so including acquisitions, 14% compound annual growth. Deposits, likewise, 10.4%. We tend to grow our loans a little bit faster organically than deposits. But in our acquisitions, we tend to pick up more deposits than loans that we’ll ultimately keep. So, it creates a nice balance, where we have consistent growth on a reported basis over a very long period of time.

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Final Transcript

Sep. 21. 2005 / 11:30AM, BNK — TD Banknorth Inc. at RBC Capital Markets Financial Institutions Conference
You can see our fee income, likewise, has been growing at that 13% compounded annual growth rate. Our cash efficiency ratio continues to come down and we think we really get an extraordinary amount of expense discipline from the acquisitions that we do. So, when you’re integrating an acquisition or two every single year, you’re always looking at your expense base and ratcheting it down every time. And I think we’ve been able to — that’s given us the discipline to have very good expense control over time. These numbers used to be in the 60s like a lot of banks and just keep coming down. So, for a bank with our business mix and a bank with our footprint, we think those are very strong numbers.
I mentioned asset quality. Everybody has good asset quality right now. But our asset quality has been very consistent over the last five years as a lot of banks had some problems three, four years ago. We really were very steady, continue to be very steady, continue to improve our mix, continue to see very good trends on the asset quality side.
Likewise, you see a growth in cash operating earnings of 11.4% on a compounded annual growth rate — very consistent. And unfortunately, GAAP is a little more volatile. These days we have a lot of merger charges, we had a deleveraging charge. But if you look at the cash operating earnings, we’ve got 8% compound annual growth rate in cash earnings per share over the last five years. And again, very consistent trends, year in, year out, not a lot of surprises.
Acquisitions we consider to be a core competency. What I think you need to get out of the slide is we’ve done a lot of them. We’ve done very well. We haven’t had a lot of surprises. We have the same people doing these acquisitions that we had when we started doing them 15 years ago. And we think that we continue to do acquisitions extremely well and we’ll talk a lot about Hudson United, which is our latest.
What differentiates Banknorth, I think, clearly, we have a reputation for doing what we say we’ll do. Very straightforward company, very easy to understand and have a history of executing on what we say we’re going to do.
With Hudson United, we’re going through this one, we really feel like we’re positioned to continue to grow. We’ve got a lot of options. Our relationship with TD, which I should probably spend just a second on, maybe I’ll spend it in Hudson United presentation, really gives us a lot of different ways to make acquisitions work and I think that’s a lot of — that’s something that a lot of banks don’t have right now. A lot of banks can use stock if their currency is trading well. They can use cash, if they have a foreign parent. We can go in either direction and make acquisitions work in different environments. And again, the asset quality.
So, what about Hudson United? Hudson United is about a $9.5 billion bank in the metro — suburban metro New York area. I think, when we announced the acquisition. And if you look at it, there’s several things about it that I think are compelling. Obviously, the footprint — it fills out southern Connecticut for us, so we now have a true Connecticut franchise where, from New Haven County all the way down into Fairfield County, we have terrific branch presence.
And then it really gives us kind of a starting point in the metro New York area. We get branches in Westchester, Duchess County, above New York, significant branch presence in northern New Jersey and then a good presence in southern Jersey and the Philadelphia area. So, the key thing I take from this slide is 200 branch offices, which is a tremendous footprint in some of the best geographies, some of the most — some of the wealthiest communities in the United States.
We thought a lot about — and I think Bill Ryan has been mentioning that we were thinking about going to metro New York for a long time. And how did we want to enter metro New York? And then what we ultimately decided and what you’ll see in the Hudson United transaction is that we entered in suburban markets, which is what we know. It’s what we’ve done well around Boston. We entered with relatively modest market share. And it’s interesting, a lot of people would think of that as a negative. But we think of it as a positive. We think that we’re going to — that those markets are extremely competitive and that we’re going to be able to enter those markets with a very competitive product set that’s going to allow us to be very aggressive and get growth in this franchise that Hudson United wasn’t able to get. We think if we went in, say, in a county or two in New York or Connecticut or New Jersey with 25, 30% market share, we would always be defending our market share. In the case of Hudson United, they’ve got all the fixed costs positioned. And now, all we need to do is go in and spend some variable, some aggressive pricing, some advertising, some investment and sales professionals. And we ought to be able to ramp up their growth significantly and get a very strong return on those variable investments.
This just shows you some of the demographics. Obviously, great household income, a significantly higher population base than in the northern New England markets that we stared in and better population than in our existing markets. So, from a market standpoint, we think this is a clear win for us.

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Final Transcript

Sep. 21. 2005 / 11:30AM, BNK — TD Banknorth Inc. at RBC Capital Markets Financial Institutions Conference
And we talked about creating a statewide franchise, so in Connecticut, we’re adding 42 branches, $1.6 billion of deposits. We moved from number eight to number six. I think the key thing in all these markets is that there are some very big players with very concentrated market shares that we think we can be successful at attacking their base. They’re going to have to defend their net interest margin. Everybody, obviously, is under margin pressure right now and we feel like we’ll be in a great opportunity to be a very aggressive competitor against those companies and to steal market share, which may not be significant to them, but with the size of our entry, will be very significant to Banknorth.
And again, at the bottom, we’ve had a great track record with this. Some of the interesting things of Hudson United — we went in and we tried to find out why aren’t they — where are their issues? And we isolated the issues into the retail bank. We think that the commercial bank and the niche businesses are doing well. So, the issues seem to be concentrated in the retail bank and they really seem to be concentrated among turnover, investment — physical investment in the branches and advertising. And we think that those things are things that we can turn around relatively easily and we have detailed plans in place to make that work. And some of that work is already starting today under Hudson United’s watch.
One of the things we really liked about Hudson United was that while the execution hasn’t necessarily been there, the model is very similar. It’s a very commercial bank, a significant percent of their loans are in C&I loans, which we liked a lot. They’ve got a great deposit mix — 21% of their deposits are in DDAs. So, as opposed to many of the banks in the New York metro area, which are much more thrift-like, this is really a commercial bank with a very similar asset liability mix to ourselves and something that we feel — the real key is just getting the growth in at the basis there and we just need to incrementally notch up the growth.
We’ve got a great team. We’re sure that we’ll be able to pull it off. We’ve taken, since we identified that retail was the key issue, we’ve taken the woman, Wendy Suehrstedt, who headed up our whole retail line of business for TD Banknorth and we’ve made her the regional president for the Hudson United New Jersey market. And she’s going to go down there and make sure that we implement the practices that we’ve had at Banknorth on our retail side, to make sure that the issues that we’ve identified at Hudson United get solved extremely quickly.
It took (ph) the wrong one. On a combined basis, you can see that we will be about $41 billion in assets, that our loan base will be about $26 billion. Deposits of $28 billion. We have a buyback plan in place where we’re going to buy back about 8.5 million shares. So, our combined tangible equity assets ratio will be about 5.1%. So, good strong capital ratios. We just — we just priced $225 million of sub-debt, so our total risk based ratio will grow significantly. So, we feel like we’re really well positioned with Hudson United. That is going to put us in a great position going forward.
We feel like, in terms of our acquisition strategy, we have a number of options. We can continue to buy banks in New England, fill in the footprints to the extent that those banks become available. We can now fill in holes in the Hudson United franchise, so to the extent that small banks become available in New Jersey or in metro New York area or in the Philadelphia area, we can fill that in. Or if we decide to and it’s the right company, we could go into New York City or out to Long Island. I think I mentioned that our structure with TD, which is not unique, but certainly unusual in the United States, gives us a lot of options. In the Hudson United transaction, Banknorth is essentially issuing 100% stock. Hudson United wanted 50% cash and 50% Banknorth stock. We didn’t have the excess capital to do that on our own. So, we were able to issue shares to TD for cash and then use that cash to put into the Hudson United deal.
So, we feel like, while it’s a complex structure, we have a lot of options so that if a company wants all cash, we can do that. If a company wants Banknorth stock, we can do that. If a company wants TD stock, we can do that. Or if what seems to be more likely in today’s acquisition scenario, if somebody wants a combination of those things, we can do that as well. So, in an environment where a lot of banks are out of the acquisition market because they don’t have the multiples to do deals, we feel like we have additional flexibility.
So, that’s, obviously, very quick remarks, but I’d love to take as many questions as you all have.
Jim?
James Ackor — RBC Capital Markets — Moderator
(extremely faint audio) I’ll get the ball rolling. Hudson United, size-wise, not necessarily on a relative scale but on an actual scale, (inaudible) and I think Bill (inaudible) commented that investors should expect to see additional acquisitions and so Hudson United (inaudible). With regard to the integration of Hudson United, how long do you think that will take. Did that take (inaudible) your ability to look at, evaluate and execute on different deals in this direct aftermath of closing (inaudible) transaction.
Steve Boyle — TD Banknorth Inc. — EVP and CFO

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Final Transcript

Sep. 21. 2005 / 11:30AM, BNK — TD Banknorth Inc. at RBC Capital Markets Financial Institutions Conference
Yes. I think that we have said that we’re not going to look at anything or we’re not going to announce anything until after the transaction is legally closed. The conversion is scheduled for mid-May and I think that’s a factor that you have to consider.
So, we haven’t said that we won’t announce anything or we won’t do anything. But obviously, you’re going to have a better, more of a comfort level, post conversion, assuming it goes well or when it goes well, than you’re going to have before the conversion has actually happened. So, I would think that would have some bearing on the size or complexity of the transactions that we might announce.
Unidentified Audience Member
(inaudible — microphone inaccessible)
Steve Boyle — TD Banknorth Inc. — EVP and CFO
Yes. So, I think what we’ve said is that we really like the flexibility that we get here. So, we love to do small acquisitions, but over the last year or two, we thought that small acquisitions were too pricey.
So, we liked the fact that TD allowed us to do — the TD deal allowed us to do bigger transactions. I think we’ve said that we would consider transactions in the $15-20 billion asset range, but acquisitions are really a very opportunistic kind of thing. So, I think we’ll see what’s available. We’ll see what we think our ability to digest them is, how the Hudson United conversion goes. But I think always, we want to be opportunistic, we want to get good value. So, I think we have the ability to do a bigger transaction, but are not necessarily looking to do a bigger transaction. If a small transaction came along that looked like it was a great deal, we would do it.
James Ackor — RBC Capital Markets — Moderator
(extremely faint audio) In your presentation you focused on three issues that are critical to your ability accompany (ph) to jumpstart Hudson United from performance perspective, the turnover at the highest level and the branch (inaudible). I’m wondering if you might give us a breakthrough (inaudible), how long do you anticipate, it’ll take to address each of those issues and are those stated are long term goals (inaudible-audio fades out).
Steve Boyle — TD Banknorth Inc. — EVP and CFO
So, I think that the easiest thing is to fix up the branches. So there’s a modest amount of differed maintenance. We’ve got consultants running around tallying up what we need to do. That, I think, is fairly straightforward and should be done, certainly, within the first full year of the transaction.
The turnover, I think, is starting to be addressed already. I think we already sense that. The Hudson United employees see that there’s a long-term player here. There’s a long-term commitment to grow. There’s a long-term commitment to our employees. So, I think that’s going to start getting better very soon. But there’s a lot of work to do there and we typically find, even in a transaction that doesn’t have these types of issues is that it’s really a couple years for people to understand the new culture, under the products, understand the sales process and really get a huge amount of traction.
So, and with every — sometimes there’s people that you want to turn over. So, my sense is that you’ll have this transition period and then you’ll really start getting traction in the second year. The advertising, we’ve changed our name now from Peoples to Banknorth, so we had some good experience. I think that you’ll see in the first year of that plan, you’ll get quite a bump in brand awareness in those markets.
Unidentified Audience Member
(inaudible — microphone inaccessible)
Steve Boyle — TD Banknorth Inc. — EVP and CFO

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Final Transcript

Sep. 21. 2005 / 11:30AM, BNK — TD Banknorth Inc. at RBC Capital Markets Financial Institutions Conference
Yes. So, I think that the key things that we’ve seen, the key differences that we’ve seen with TD is they’ve brought, probably, a little bit of additional discipline on the interest rate risk side. They’re known as a very conservative player in Canada in terms of interest rate risk and the, kind of the second deleveraging program that we did was in conjunction with TD, so it’s really a complicated thing. But they brought a lot of expertise there. I think we’ve seen that strategic sourcing.
So, essentially, the purchasing function. They’ve helped us out in that area so that we can help to leverage — we can help to leverage the spending capability — or that’s probably the wrong way to say it. We can leverage the spending base of the bigger organization to get better deals on computers and office supplies and all those kinds of things. So, we’ve seen that. And I’d say those are probably the two biggest areas where we’ve seen TD. We have — our new head of marketing is from TD and I’d say that’s the only person, probably, in the top 30 people that is from Canada. The entire management team of Banknorth has stayed on and we all have at least three-year contracts that will continue to be with the company.
James Ackor — RBC Capital Markets — Moderator
Okay. If there are no further questions, a round of applause for Steve Boyle.

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